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                             October 6, 2021

       Emily Hill
       Chief Financial Officer
       PTC Therapeutics, Inc.
       100 Corporate Court
       South Plainfield, NJ 07080

                                                        Re: PTC Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
September 23, 2021
                                                            File No. 001-35969

       Dear Ms. Hill:

              We have reviewed your September 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis
       Results of Operations for the years ended December 31, 2020 and 2019 Net Product Revenue, page 153

   1. We acknowledge your response to comment number 1, but respectively believe that disclosure of product
revenue by each significant product would be useful information for an investor, even if
there are only two products. Please confirm that you will provide disclosure in future
filings. To the extent that one of the products is not generating significant product
revenue, please state that fact. Also, revise to provide disaggregated information by product
in your financial statements pursuant to ASC 606-10-55-89
                                                        through 55-91 or tell
us how you have met the disclosure requirements.
 Emily Hill
PTC Therapeutics, Inc.
October 6, 2021
Page 2

       You may contact Gary Newberry at (202) 551-3761 or Mary Mast, Senior Accountant, at
(202) 551-3613 with any questions.



FirstName LastNameEmily Hill                            Sincerely,
Comapany NamePTC Therapeutics, Inc.
                                                        Division of Corporation
Finance
October 6, 2021 Page 2                                  Office of Life Sciences
FirstName LastName